==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                 SCHEDULE 13D
                               (Amendment No. 1)
                  under the Securities Exchange Act of 1934 *
                           ------------------------


                       AMPAL-AMERICAN ISRAEL CORPORATION
                               (Name of Issuer)
                           ------------------------


                   Class A Stock, par value $1.00 per share
                        (Title of Class of Securities)
                           ------------------------

                                  032015 10 9

                                (CUSIP Number)
                           ------------------------

                                Yosef A. Maiman
                                  Ohad Maiman
                                  Noa Maiman
                           Y.M. Noy Investments Ltd.
                           33 Havazelet Hasharon St.
                               Herzliya, Israel
                                 972-9-9501735

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                           ------------------------

                                 April 9, 2002

            (Date of Event which Requires Filing of this Statement)
==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

                              Page 1 of 28 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Yosef A. Maiman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel and Peru
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,444,112*
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,444,112*

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares (the "Rebar Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL-American Israel Corporation ("Ampal"). Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) an additional 329,000 shares (the "Employee Shares") of Class A Stock or options to purchase shares of Class A Stock. The Rebar Shares and Employee Shares together, assuming for the purposes of this calculation that all Employee Shares that are options were outstanding, represent approximately 58% of the Class A Stock of Ampal. Yosef
A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

                              Page 2 of 28 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Ohad Maiman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,444,112*
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,444,112*

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares (the "Rebar Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL-American Israel Corporation ("Ampal"). Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) an additional 329,000 shares (the "Employee Shares") of Class A Stock or options to purchase shares of Class A Stock. The Rebar Shares and Employee Shares together, assuming for the purposes of this calculation that all Employee Shares that are options were outstanding, represent approximately 58% of the Class A Stock of Ampal. Yosef
A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

                              Page 3 of 28 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Noa Maiman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,444,112*
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,444,112*

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares (the "Rebar Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL-American Israel Corporation ("Ampal"). Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) an additional 329,000 shares (the "Employee Shares") of Class A Stock or options to purchase shares of Class A Stock. The Rebar Shares and Employee Shares together, assuming for the purposes of this calculation that all Employee Shares that are options were outstanding, represent approximately 58% of the Class A Stock of Ampal. Yosef
A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

                              Page 4 of 28 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Y.M. Noy Investments Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Available
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         11,444,112*

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         11,444,112*

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------


*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares (the "Rebar Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL-American Israel Corporation ("Ampal"). Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) an additional 329,000 shares (the "Employee Shares") of Class A Stock or options to purchase shares of Class A Stock. The Rebar Shares and Employee Shares together, assuming for the purposes of this calculation that all Employee Shares that are options were outstanding, represent approximately 58% of the Class A Stock of Ampal. Yosef
A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

                              Page 5 of 28 Pages

Item 1.   Security and Issuer.

          This Schedule 13D relates to the Class A stock, $1.00 par value (the "Class A Stock"), of AMPAL-American Israel Corporation, a corporation incorporated under the laws of New York ("Ampal"). The Class A Stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ"). The address of Ampal's principal executive offices is 111 Arlozorov Street, Tel Aviv, Israel.

Item 2.   Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru ("Mr. Maiman"), Ohad Maiman, a citizen of the State of Israel, Noa Maiman a citizen of the State of Israel and Y.M. Noy Investments Ltd., an Israeli corporation ("Noy"). Mr. Maiman's, Ohad Maiman's, Noa Maiman's and Noy's business address is 33 Havazelet Hasharon St., Herzliya, Israel. Mr. Maiman, Ohad Maiman, Noa Maiman and Noy are hereinafter collectively referred to as the "Reporting Persons."

          Mr. Maiman is currently the President of Merhav (M.N.F) Ltd., an Israeli corporation, and Chairman of the Board of Directors of Noy.

          Ohad Maiman is currently a student at Columbia University located in New York, New York, USA.

          Noa Maiman is currently a student at the Hebrew University of Jerusalem, Israel located in Jerusalem, Israel.

          Noy was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman, Ohad Maiman and Noa Maiman are the sole directors of Noy. Noy has no executive officers.

          (d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 6 of 28 Pages

Item 3.   Source and Amount of Funds or Other Consideration.


          Some of the shares of Class A Stock that are the subject of this
Schedule 13D are to be acquired by Noy pursuant to a stock purchase agreement dated as of February 26, 2002 (the "Stock Purchase Agreement"), between Rebar Financial Corp. ("Rebar") and Noy. Pursuant to the Stock Purchase Agreement, Noy has agreed to acquire 11,115,112 shares (the "Rebar Shares") of Class A Stock (the "Shares") from Rebar for a purchase price equal to $82,920,175.84 (plus, if applicable, the Interest Factor as defined in the Stock Purchase Agreement). Noy has also agreed to purchase 329,000 Employee (as defined in the Stock Purchase Agreement) stock options (the "Options"), including any shares that may be issued pursuant to the exercise of any such Options (the "Employee Shares"), for a purchase price, including the Option exercise price, equal to $2,454,382.77 pursuant to 16 option assignment agreements dated as of April 9, 2002 (the "Option Assignment Agreements"). A copy of the Stock Purchase Agreement and a form of the Option Assignment Agreements (see Exhibit B to the Stock Purchase Agreement) was filed as Exhibit 1 to the joint
Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and are incorporated herein by reference. The descriptions of the Stock Purchase Agreement and the Option Assignment Agreements set forth in this Schedule 13D are qualified in their entirety by reference to the full text thereof.

          The Reporting Persons expect to finance the acquisition of the Shares, Options and Employee Shares described in this Schedule 13D principally through bank financing to be obtained by Noy. On April 9, 2002, the Reporting Persons signed a Term Sheet (the "Term Sheet") with Bank Leumi le-Israel B.M. (the "Bank") regarding this bank financing. The Term Sheet contemplates proposed credit facilities comprised of: (1) a five- year loan at an interest rate of LIBOR (for six months or for three months, as shall be agreed between Noy and the Bank) plus 1.75% per annum for up to $19.4 million, but not more than 22.2% of the Purchase Amount; and (2) a two-year loan at an interest rate of LIBOR (for six months or for three months, as shall be agreed between Noy and the Bank) plus 1% per annum for up to $58.5 million, up to $19.4 million of which, subject to the terms and conditions set forth in the Term Sheet, may be extended for a longer period of time as set forth in the Term Sheet. The repayment of the proposed credit facilities, as set forth in the Term Sheet, would be guaranteed by a personal guarantee by Mr. Maiman and secured by Noy's pledge of the Shares, Options and Employee Shares to the Bank. The terms of such pledge may include restrictions on Noy's voting rights, or the grant to the Bank of voting rights, with respect to the Shares, Options and Employee Shares in certain circumstances. The terms of the proposed credit facilities, as set forth in the Term Sheet, would require Noy to maintain a controlling interest in Ampal, as described in Section 4.7 of the Term Sheet, for so long as any amounts remain outstanding pursuant to the proposed credit facilities, including, without limiting the foregoing, a covenant on behalf of Mr. Maiman and Noy that they shall cause Ampal to not issue or allocate shares and/or securities convertible into shares, options and/or any other right whatsoever, of any type and kind, to any entity whatsoever in any way and/or manner, except for employee stock options to Ampal employees, and provided that the Ampal voting shares held by Noy following the issue to employees of such employee stock options shall not become less than 50.1% on a fully diluted basis excluding for the purposes of this calculation any currently outstanding employee stock options that are not subject to Option Assignment Agreements. The terms of the proposed credit facilities as set forth in the Term Sheet would require Noy or Mr. Maiman to provide at least $9.5 million or 10.9% of the Purchase Amount, whichever is higher. Noy may secure these additional funds to finance the acquisition of the Shares, Options and Employee Shares from a personal contribution or loan from Mr. Maiman or one or more of its or Mr. Maiman's, respective, affiliates. The proposed credit facilities as set forth the in the Term Sheet would also be subject to the satisfaction and waiver of certain conditions, including the signing of a financing agreement and all of the other credit documents, collateral documents, undertakings and other documents which the Bank may require, and certain other conditions that are customary in transactions similar to those contemplated by the Term Sheet. An English translation of the Term Sheet is

                              Page 7 of 28 Pages
filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. The descriptions of the Term Sheet set forth in this Schedule 13D are qualified in their entirety by reference to the full text thereof.

Item 4.   Purpose of Transaction.

          The purpose of the transaction is for the Reporting Persons to acquire control of Ampal. Following the completion of the transaction, the Reporting Persons intend to continuously review all aspects of their investment in Ampal, including the market price of the Class A Stock, Ampal's business operations, financial results and condition and prospects, and the general economic and industry conditions related to the business.

          (a) The Reporting Persons reserve the right to determine in the future to formulate plans or proposals which relate to, or would result in, or to take or cause to be taken any action relating to, or resulting in, the acquisition of additional securities of Ampal or disposition of any securities of Ampal.

          (b), (c) Pursuant to Section 6.3 of the Stock Purchase Agreement, Rebar has agreed to use its reasonable best efforts to cause Ampal to not, and Rebar shall not vote for, consent or approve the taking of actions by Ampal, in each case without the prior written consent of Noy, to: (i) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole, except for any such transaction in which the investment by Ampal does not exceed U.S. $1,000,000 and (ii) except as expressly permitted by the Stock Purchase Agreement, sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole.

          (d) Pursuant to Section 6.6 of the Stock Purchase Agreement, within ten (10) business days following the execution of the Stock Purchase Agreement, Rebar shall use its reasonable best efforts to (i) cause Ampal to increase the size of its board of directors by two persons and (ii) cause the two persons designated in writing by Noy and listed on Schedule 6.6(a) to be nominated and designated as members of the board of directors of Ampal to fill such vacancies. In accordance with Section 6.6 of the Stock Purchase Agreement on March 6, 2002, the Ampal Board of Directors approved an increase in the size of the Ampal Board of Directors by two persons and approved the appointment of Leo Malamud and Jack Bigio to the Ampal Board of Directors. In addition, Section 6.6 of Stock Purchase Agreement provides that: at the written request of Noy (which request shall be given no later than 20 calendar days prior to the Closing (as defined in the Stock Purchase Agreement)), Rebar shall use its best efforts either (i) to cause the persons designated by Noy to resign as directors of Ampal on the Closing or (ii) cause such persons as may be designated by Noy to resign as directors of Ampal and cause such persons as may be designated in good faith by Noy to be nominated and designated as members of the board of directors of Ampal on or immediately prior to the Closing Date (as defined in the Stock Purchase Agreement) such that, as a result of such resignations and designations the persons designated by Noy to be members of the board of directors of Ampal constitute a majority of the board of directors of Ampal. At the next shareholders' meeting, it is the intent of the Reporting Persons to replace all of the existing directors of the board of Ampal with directors that Noy has nominated and designated.

          (e) Pursuant to Section 6.3 of the Stock Purchase Agreement, Rebar has agreed to use its reasonable best efforts to cause Ampal to not, and Rebar shall not vote for, consent or approve the taking of actions by Ampal, in each case without the prior written consent of Noy to: declare or pay any dividend or make any other distribution to its

                              Page 8 of 28 Pages
shareholders whether or not upon or in respect of any shares of its capital stock, except that (i) dividends and distributions may continue to be paid by the subsidiaries of Ampal to Ampal or other subsidiaries of Ampal and (ii) regular dividends may be declared and paid on any shares of preferred stock outstanding on the date hereof in the ordinary course of business consistent with past practices.

          (f) Upon consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons will review Ampal's business and corporate structure and may cause changes in Ampal's business plan, which may include material changes in Ampal's business or corporate structure.

          Except as set forth in this Schedule 13D or as contemplated by the Stock Purchase Agreement, the Option Assignment Agreements or the Term Sheet, none of the Reporting Persons has any other present plans or proposals which would result in or relate to: (a) the acquisition by any person of additional securities of Ampal, or the disposition of securities of Ampal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ampal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ampal or of any of its subsidiaries; (d) any change in the present board of directors or management of Ampal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Ampal; (f) any other material change in Ampal's business or corporate structure; (g) changes in Ampal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ampal by any person;
(h) causing a class of securities of Ampal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Ampal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Any of the Reporting Persons may, however, discuss one or more of the foregoing matters with other stockholders of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters. In addition, in the context of the performance of the duties associated with membership on the Board of Directors of Ampal, any director nominated or appointed by the Reporting Persons may discuss one or more of the foregoing matters with the other directors of Ampal or the members of the management team of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters.

          A copy of the Stock Purchase Agreement and a form of the Option Assignment Agreements (see Exhibit B to the Stock Purchase Agreement) was filed as Exhibit 1 to the joint Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and an English translation of the Term Sheet is filed as
Exhibit 3 to this Schedule 13D. The descriptions of the Stock Purchase Agreement, Option Assignment Agreements and Term Sheet in this Item 4 are qualified in their entirety by reference to the full text thereof.

Item 5.   Interest in Securities of the Issuer.

          (a), (b) Pursuant to the Stock Purchase Agreement, Rebar has agreed to sell and Noy has agreed to purchase from Rebar, 11,115,112 shares (the "Rebar Shares") of Class A Stock. Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) an additional 329,000 shares (the "Employee Shares") of Class A Stock or options to purchase shares of Class A Stock The Rebar Shares and Employee Shares together represent approximately 58% of the approximately 19,613,175 outstanding shares of Class A Stock, assuming for the purposes of this calculation that all 329,000 Employee Shares that are options were currently outstanding and excluding 6,160,664 treasury shares owned by Ampal or one or more of its subsidiaries. The approximation of the aggregate number of outstanding shares of Class A Stock was derived from the Class A Stock shares

                              Page 9 of 28 Pages
represented and warranted by Rebar to be outstanding as provided in the Stock Purchase Agreement.

          (b) Pursuant to the Stock Purchase Agreement and Option Assignment Agreements, Noy will have the power to vote or direct the vote or to dispose or to direct the disposition of 11,444,112 shares of Class A Stock.

          The sale and purchase of the 11,115,112 shares of Class A Stock pursuant to the Stock Purchase Agreement is subject to the satisfaction and waiver of certain conditions, including the filing by Noy with, and the approval from, the Israeli Ministry of Communications and certain other conditions that are customary in transactions similar to those contemplated by the Stock Purchase Agreement.

          The sale and purchase of the 329,000 Employee Shares pursuant to the Option Assignment Agreements are subject to the satisfaction and waiver of certain conditions that are customary in transactions similar to those contemplated by the Option Assignment Agreements. In addition, if the transactions contemplated by the Stock Purchase Agreement are not consummated for any reason and the Stock Purchase Agreement is terminated, the Option Assignment Agreements will without further action become null and void and of no force and effect.

          Subject to the matters described in this Item 5, none of the Reporting Persons beneficially owns any shares of Class A Stock other than the 11,444,112 Rebar Shares and Employee Shares.

          As discussed in Item 2, Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Shares of Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman each by virtue of their respective ownership of one-third of the voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy.

          A copy of the Stock Purchase Agreement and a form of the Option Assignment Agreements (see Exhibit B to the Stock Purchase Agreement) was filed as Exhibit 1 to the joint Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and are incorporated herein by reference. The descriptions of the Stock Purchase Agreement and the Option Assignment Agreements set forth in this Item 5 are qualified in their entirety by reference to the full text thereof.

          (c) Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.


                              Page 10 of 28 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any person with respect to any securities of Ampal, including but not limited to transfer or voting of any of the shares of Class A Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Other than in conjunction with the bank financing referred to in Item 3, no securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits.

Exhibit             Description

1. Stock Purchase Agreement (incorporated by reference to Exhibit 1 to the joint Schedule 13D filed by Yosef A. Maiman and Y.M. Noy Investments Ltd. on February 27, 2002).

2.        Form of Option Assignment Agreement (incorporated by reference to
          Exhibit 1 (see Exhibit B to the Stock Purchase Agreement) to the joint Schedule 13D filed by Yosef A. Maiman and Y.M. Noy Investments Ltd. on February 27, 2002).

3.        English Translation of Term Sheet.

                              Page 11 of 28 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 9, 2002

                                        YOSEF A. MAIMAN, an individual


                                        by /s/ Yosef A. Maiman
                                           -----------------------------------
                                                     Yosef A. Maiman


                                        Y.M. NOY INVESTMENTS LTD.

                                        by /s/ Yosef A. Maiman
                                           -----------------------------------
                                           Name:  Yosef A. Maiman
                                           Title: Chairman of the Board of
                                                  Directors


                                        OHAD MAIMAN, an individual

                                        by /s/ Ohad Maiman
                                           -----------------------------------
                                                       Ohad Maiman


                                        NOA MAIMAN, an individual

                                        by /s/ Noa Maiman
                                           -----------------------------------
                                                       Noa Maiman



                              Page 12 of 28 Pages

                                 EXHIBIT INDEX


Exhibit No.    Description                                           Page

1.             Stock Purchase Agreement dated February 26,
               2002 between Y.M. Noy Investments Ltd. and
               Rebar Financial Corp. (incorporated by
               reference to Exhibit 1 to the joint Schedule
               13D filed by Yosef A. Maiman and Y.M. Noy
               Investments Ltd. on February 27, 2002).

2. Form of Option Assignment Agreement (incorporated by reference to Exhibit 1 (see Exhibit B to the Stock Purchase Agreement) to the joint Schedule 13D filed by Yosef A. Maiman and Y.M. Noy Investments Ltd. on February 27, 2002).

3.             English Trnslation of Term Sheet dated April 9,          15
               2002 between Y.M. Noy Investments Ltd. and
               Bank Leumi le-Isreal B.M.



                              Page 13 of 28 Pages

                                                                     Exhibit 3


                       ENGLISH TRANSLATION OF TERM SHEET


















                              Page 14 of 28 Pages

Date: 9.4.02

Mr. Yossi Maiman

Dear Sir:

Re: Financing of the purchase of approx. 58% of the share capital of Ampal American Israel Corporation (hereinafter: "Ampal")

Whereas you have informed us of your intention to purchase, through Y.M. Noy Investments Ltd. (hereinafter: the "Purchasing Corporation"), a corporation established solely and exclusively for that purpose, 11,115,112 Class A shares from the Steinmetz Family (hereinafter: the "Sellers"), which constitute at least approx. 57.6% of the effective share capital of Ampal and which confer control in Ampal according to the law applicable to Ampal, as well as the Employee Options, as these are defined below, which shall be exercised and converted to Class A shares in Ampal no later than the date of purchase. The aforementioned shares and the Employee's Options which shall be converted into shares as set forth above shall be jointly referred to hereinafter as the "Shares".

The effective percentage of the share capital and control of Ampal, by virtue of the Shares, is 58.3% (approximately 51.8% on a diluted basis, in case of conversion of the Preferred Stock in Ampal.

For the purposes of this document, the term "Employee's Options" shall refer to 329,000 employee's options, some of which were issued by Ampal on December 31, 2000, at an exercise price of $6.06, and the balance of which were issued by Ampal on December 15, 2001, at an exercise price of $5.94.

You have informed us that you are the holder of 100% of the share capital and approximately 33.3% of the voting rights in the Purchasing Corporation. The other shareholders in the Purchasing Corporation (hereinafter: the "Other Shareholders") are members of your family, each of whom holds approximately 33.3% of the voting rights in the Purchasing Corporation. You have a call option to purchase the shares of the Other Shareholders in the Purchasing Corporation (hereinafter the "Option"). You have also informed us that Regulation X of the Federal Reserve Board's margin regulations does not apply to the Purchasing Corporation and/or to you and/or to any of the Other Shareholders. Moreover, you have informed us that you shall be an Officer of the Purchasing Corporation. For the purposes of this document, "Officer" shall be as this term is defined in the Corporations Law, 1999.

At your request, we hereby confirm that we are prepared in principle, subject to the performance of additional examinations to be conducted by ourselves, to provide the Purchasing Corporation with financing for the purpose of purchasing the Shares (including for the purpose of exercise of the Employee's Options, should said exercise take place as at the date of the purchase plus the amount of $2 million for expenses in respect of the purchase of the Shares), up to the amount of $77.9 million, but not more than 89.1% of the consideration which shall be paid in respect of the Shares - subject, inter alia, to complete compliance with all of the conditions set forth below:

For the purpose of this document "Purchase Amount" shall mean - the amount equal to the consideration that will be paid to the Sellers for the purchase of 11,115,112 class A shares plus the consideration to be paid for the purchase of the Employee's Options (including for

                                15 of 28 Pages
the purpose of exercising the Employee's Options as mentioned above) plus the amount of $2 million for expenses in respect of the purchase of the Shares.

1.   Sources for the Purchase Financing

     1.1 The total amount of equity capital which shall be invested by you in the purchase of the Shares shall not be less than $9.5 million and shall not be less than 10.9% of the Purchase Amount - whichever is higher. The amount of the equity capital shall be deposited in the account of the Purchasing Corporation at Bank Leumi Le-Israel B.M. and shall be paid to the Sellers, prior to or concurrently with the transfer of the amount of the credits to the Sellers.

     1.2 The credits shall be made available by Bank Leumi Le-Israel B.M. at the date of transfer of ownership of the Shares to the Purchasing Corporation (hereinafter: the "Date of Purchase"), and against the encumbrance of the Shares as set forth below.

     1.3  The credits shall be divided as follows:

          1.3.1 Credit in United States dollars, up to the amount of $19.4 million, but not more than 22.2% of the Purchase Amount. The principal of the credit shall be repaid in a single installment at the end of five years; the interest shall be paid on a current basis, semiannually.

                The principal of this loan shall not be subject to the right of recourse to you, except in the cases set forth in Appendix 5.10 to this document. The payment of interest shall be secured, inter alia, by your personal guarantee as set forth below.

          1.3.2 Credit in United States dollars, up to the amount of $58.5 million, shall be made available for a period of up to 24 months from the Date of Purchase. The interest shall be paid semiannually.

          1.3.3 Subject to the terms set forth below, at the end of the aforementioned 24 months, you shall be given the possibility of extending the repayment of an amount not to exceed $19.4 million (out of the principal of the $58.5 million as set forth in Section 1.3.2 above), according to the following terms of repayment (hereinafter: the "Extended Credit"):

                1.3.3.1 The amount of at least $4 million, on account of
                        the principal of the Extended Credit, shall be repaid at the end of 36 months from the Date of Purchase.

                1.3.3.2 The amount of at least $4 million, on account of
                        the principal of the Extended Credit, shall be repaid at the end of 48 months from the Date of Purchase.

                                16 of 28 Pages

                1.3.3.3 The entire unsettled balance of the Extended
                        Credit shall be repaid at the end of 60 months from the Date of Purchase.

                1.3.3.4 The interest in respect of the Extended Credit
                        shall be paid semiannually.

          1.3.4 Following are the cumulative conditions for the consent of the Bank to the Extended Credit:

                1.3.4.1 The Purchasing Corporation, its guarantors and the
                        Other Shareholders shall fulfill all of their duties and obligations pursuant to the financing agreement, the collateral documents and all other documents which shall be signed in connection with the provision of the credits as set forth in this document.

                1.3.4.2 Up to the date of the extension of credit, no
                        event shall take place and no circumstances shall prevail which shall confer upon Bank Leumi Le-Israel B.M. the right to demand immediate repayment of the credits pursuant to the financing agreement, the collateral documents and all other documents which shall be signed in connection with the provision of the credits as set forth in this document.

                1.3.4.3 The payment for the additional amount of interest
                        and the coming into effect of the interest as provided in Section 2.3 hereinafter.

                                       17

2.   Rate of Interest

     2.1 On credit which shall be made available pursuant to Section 1.3.1 above - LIBOR (for six months or for three months, as shall be agreed between ourselves), as this term is set forth in the Bank Leumi Le-Israel B.M. documents + 1.75% per annum.

     2.2 On credit which shall be made available pursuant to Section 1.3.2 above and which shall be repaid in the course of the 24 months from the Date of Purchase - LIBOR (for six months or for three months, as shall be agreed between ourselves), as this term is set forth in the Bank Leumi Le-Israel B.M. documents + 1% per annum.

     2.3 On the Extended Credit - LIBOR (for six months or for three months, as shall be agreed between ourselves), as this term is set forth in the Bank Leumi Le-Israel B.M. documents + 1.375% per annum. This interest shall apply to the Extended Credit as from the Date of Purchase. For this purpose, a retroactive calculation shall be

                                17 of 28 Pages
          implemented with regard to the additional amounts of interest which are to be paid on the Extended Credit in respect of the period from the Date of Purchase and up to the date of the extension of credit. Said additional amounts of interest shall be paid on the date of the extension of credit.


3.   Commissions and Additional Amounts

     On account of the credits, Bank Leumi Leisrael will be paid additional commissions and fees as agreed upon between us.

4.   Collateral

     4.1 The Purchasing Corporation shall create and shall register as required by law (both pursuant to the laws of the State of Israel and pursuant to the laws applicable to Ampal), in favor of Bank Leumi Le-Israel B.M., a first-degree fixed charge on all of the Shares and on all of the rights related to and/or resulting from the Shares, including, and without derogating from the generality of that set forth above, the rights, the options, the monies and the assets which shall be due or shall be expended instead of the Shares or in respect thereof or by virtue thereof, as well as all of the rights in Ampal and vis-a-vis other shareholders therein which are conferred upon the holder of the Shares by virtue of the law and/or the incorporation documents of Ampal and/or any agreement among the shareholders. The charge shall serve to secure the full settlement of all of the credits and obligations pursuant to the financing agreement, the collateral documents and all other documents which shall be signed in connection with the provision of the credits.

     4.2 The Purchasing Corporation shall create and shall register as required by law (pursuant to the laws of the State of Israel), in favor of Bank Leumi Le-Israel B.M., a first-degree fixed charge on all of its rights pursuant to the agreement for the purchase of the Shares. The charge shall serve to secure the full settlement of all of the credits and obligations pursuant to the financing agreement, the collateral documents and all other documents which shall be signed in connection with the provision of the credits.

     4.3 The Purchasing Corporation shall create and shall register as required by law (pursuant to the laws applicable thereto), in favor of Bank Leumi Le-Israel B.M., a fixed charge on the unpaid share capital and a first-degree floating charge on all of its assets. The charge shall serve to secure the full settlement of all of the credits and obligations pursuant to the financing agreement, the collateral documents and all other documents which shall be signed in connection with the provision of the credits.

     4.4 All of the management fees, the consultancy fees and any other payment which you and/or any member of your family and/or any of the entities controlled by you and/or by any member of your family shall receive from Ampal, with the exception of the Permitted Payments, as this term is defined below, shall be encumbered as provided by law (both pursuant to the laws of the State of Israel and pursuant to the laws of the state which apply to the person/entity concern), by

                                18 of 28 Pages
          means of first-degree fixed and floating charges in favor of Bank Leumi Le-Israel B.M., in order to secure the amounts which shall be due to Bank Leumi Le-Israel B.M. in connection with all of the credits and obligations pursuant to the financing agreement, the collateral documents and all other documents which shall be signed in connection with the provision of the credits.

          The term "Permitted Payments" shall refer to payments in respect of commercial transactions between Ampal and any of the aforementioned persons and/or entities which take place in the ordinary course of business of Ampal and of any of the aforementioned persons and/or entities, at market conditions which prevail between voluntary sellers and voluntary buyers.

     4.5 A personal guarantee, signed by yourself, in favor of Bank Leumi Le-Israel B.M. in order to secure all of the amounts which shall be due to Bank Leumi Le-Israel B.M. from the Purchasing Corporation in respect of the interest on the credit as set forth in Section 1.3.1, in respect of the principal of the credit as set forth in Section
          1.3.1 - in the cases set forth in Appendix 5.10 to this document, in respect of the interest and the principal of the credits as set forth in Section 1.3.2 and 1.3.3, and in respect of the commissions and the additional amounts as mentioned in Section 3 above. Notwithstanding that set forth in Section 1.3.1 above with regard to the absence of the right of recourse to you, subject to that set forth in Appendix 5.10, it is hereby clarified that, in any case in which the Purchasing Corporation and/or the shareholders therein and/or their successors and/or anyone on their behalf shall in any way protest the validity of the encumbrance of the Shares and/or the exercise of the aforementioned encumbrance thereon, in whole or in part, and/or the right to exercise or to realize said encumbrance, and in any case in which such a protest shall be made by a receiver, liquidator, trustee and the like and/or by any third party, and in which a competent court shall rule that the encumbrance on the Shares is not valid or cannot be exercised, in whole or in part, and in any case in which any protest shall be made against payment of monies on account of the repayment of the credits and/or in which the Bank shall be required and/or obligated to refund monies as set forth above, then, without derogating from that set forth in Appendix 5.10, the consent of the Bank as set forth in Section 1.3.1 above with regard to the absence of the right of recourse to you shall become null and void, and your guarantee shall also apply to the principal of the credit as set forth in Section 1.3.1 above, and the Bank shall be entitled to initiate any proceedings against the Purchasing Corporation and/or against you, for the purpose of collection of the amount which are and/or shall be due to it from the Purchasing Corporation and/or from you in respect of and in connection with the credits, and, should the Bank be required to refund the consideration in respect of exercise of the encumbrance and/or to refund the monies which have been paid on account of repayment of the credits - in the amount of whatever sums it shall be required to refund.

     4.6 You and the Other shareholders shall undertake in writing vis-a-vis Bank Leumi Le-Israel B.M., to the effect that, as long as the full amounts in respect of the credits, the commissions and the additional amounts as mentioned in Section 3 above have not been paid to Bank Leumi Le-Israel B.M., you shall not sell and/or transfer and/or encumber and/or grant any third party whatsoever any right whatsoever in respect of your shares of the Purchasing Corporation and/or in respect of your rights pursuant to the Option. Moreover, you and the Other shareholders shall undertake in writing vis-a-vis Bank Leumi Le-Israel B.M., to

                                19 of 28 Pages
          the effect that you shall not make any undertaking vis-a-vis any entity whatsoever in respect of any of the aforesaid operations, including, and without derogating from the generality of that set forth above, by way of dilution of your holdings in the Purchasing Corporation. That set forth above shall not apply to the transfer of shares from any of the Other shareholders to you in the event of exercise of the Option. In addition, you personally shall undertake in writing vis-a-vis Bank Leumi Le-Israel B.M., to the effect that, as long as the full amounts in respect of the credits, the commissions and the additional amounts as mentioned in Section 3 above have not been paid to Bank Leumi Le-Israel B.M., you shall continue to serve as an Officer in the Purchasing Corporation.

     4.7 You and the Purchasing Corporation shall undertake in writing vis-a-vis Bank Leumi Le-Israel B.M., to the effect that, as long as the full amounts in respect of the credits, the commissions and the additional amounts as mentioned in Section 3 above have not been paid to Bank Leumi Le-Israel B.M., each and all of the conditions set forth below shall apply:

          4.7.1 The effective percentage of capital and control held by the Purchasing Corporation in Ampal in respect of the Shares shall not be less than the percentages set forth in the Preamble to this document, except in the case of disposition of the shares in Ampal as set forth in Section 4.7.2 below and/or in the case of issue of options to the employees of Ampal as set forth in
                Section 4.7.3 below, and provided that, following the occurrence of one or more of the aforementioned events, said effective percentage shall not at any time be less than 50.1% in dilution, in the event of exercise and conversion of the Preferred Stock of Ampal to Class A shares and the exercise of all of the options issued by Ampal to its employees, as such options shall exist at the time, with the exception of the Remaining Options as determined below.

               For the purpose of this document the "Remaining Options" shall mean - the options issued by Ampal to its employees as of the date of this document after deducting the Employee's Options".

          4.7.2 With regard to the shares in Ampal which shall be held, as at the Date of Purchase, by Ampal and/or by an Ampal subsidiary, no disposition whatsoever shall be made - including transfer and/or sale and/or encumbrance and/or any undertaking to perform any of the aforesaid operations - which shall cause the effective percentage of capital and control held by the Purchasing Corporation in Ampal in respect of the Shares to become less than 50.1% in dilution, as set forth in subsection
                4.7.1 above.

          4.7.3 Ampal shall not issue and shall not allocate shares and/or securities convertible into shares, options and/or any other right whatsoever, of any type and kind, to any entity whatsoever in any way and/or manner, except for options

                                20 of 28 Pages
                to Ampal employees pursuant to the scheme for issue of options to employees (hereinafter: "Issue to Employees"), and provided that the effective percentage of capital and control held by the Purchasing Corporation in Ampal in respect of the Shares, following the Issue to Employees, shall not become less than 50.1% in dilution, as set forth in subsection 4.7.1 above.


     4.8 You shall undertake in writing vis-a-vis the Bank to provide the Bank from time to time, upon demand, with an updated statement in writing with regard to your assets and your liabilities, in the format of the statement which you gave the Bank in February 2002.


5.   Preliminary Conditions

     5.1 You shall provide us, upon our demand, with documents and records, including the most updated financial statements of the Purchasing Corporation and of Ampal.

     5.2 You shall provide us, immediately upon receipt thereof by you, with the details and the results of the examination of due diligence which you shall perform for the purpose of purchase of the Shares, both from the accounting aspect (you have informed us that this examination shall be performed by the office of Somekh Chaikin, Certified Public Accountants) and from the legal aspects (you have informed us that this examination shall be performed by Ram Caspi, Attorney at Law), as well as the final economic evaluation to be performed by Goren Alumot Financial Services Ltd., provided that the conclusions of the examinations and economic evaluation as set forth above shall not indicate, in the opinion of the Bank, any substantial deterioration in the situation of Ampal, relative to the situation of Ampal which has been presented to us by yourselves.

     5.3 You shall provide Bank Leumi Le-Israel B.M. with opinions which shall be to our satisfaction. The opinions shall be written by one or more attorneys acceptable to Bank Leumi Le-Israel B.M. and specializing in the laws applicable to Ampal and the laws applicable to the Purchasing Corporation, with regard to the matters pertinent to the following:

          5.3.1 The detailed capital structure of Ampal, including the types of shares, the rights attached to each type of share (including, and without derogating from the generality of that set forth above, the operations required by Ampal for the purpose of compliance with its undertakings vis-a-vis the holders of the Preferred Stock of Ampal (hereinafter: the "Preferred Stock") for the receipt of dividends, so that they shall not hold the right to vote on the subject of appointment of directors, and with regard to the significance of the words "payable out of surplus or net earnings" which appear in the fourth paragraph on page 11

                                21 of 28 Pages
                of Ampal's amended Memorandum which has been provided to us by yourselves, and against the significance of the words "fails to earn and pay..." which appear in the fourth paragraph on page 13 of the aforementioned Memorandum), "treasury shares", the bonds issued by Ampal, the rights attached thereto, the assets encumbered in favor of the holders of the bonds and other securities issued by Ampal, and with regard to the control held by the Purchasing Corporation in Ampal and the percentage of holdings of the Purchasing Corporation in Ampal as a result of the purchase of the Shares (as well as in the event that the Employee's Options shall not be sold to the Purchasing Corporation), according to the law applicable to Ampal.

          5.3.2 The receipt of the undertakings from you, the Other Shareholders and the Purchasing Corporation pursuant to the financing agreement, your guarantee and the remaining collateral documents and all of the remaining documents as set forth in Section 5.11 below.

          5.3.3 The receipt of all of the certificates and permits required under any law and the fulfillment of the preliminary conditions for the purpose of purchase of the Shares by the Purchasing Corporation.

          The aforementioned opinions shall refer to the circumstances of the specific transaction. The opinion as set forth in subsection 5.3.1 above shall be addressed to you with a copy to Bank Leumi Le-Israel B.M., and the opinions as set forth in subsections 5.3.2 and 5.3.3 above shall be addressed to Bank Leumi Le-Israel B.M.

          The Bank shall be entitled to request clarifications and/or additions to the aforementioned opinions. The fees of the aforementioned attorneys at all of the expenses involved in the receipt of the aforementioned opinions, including the clarifications thereto, shall be borne and paid by you. To preclude all doubt, the aforementioned amounts shall not be refunded to you in light of that stated above and below, Bank Leumi Le-Israel B.M. does not make the credits available to you and/or to the Purchasing Corporation.

     5.4 The Bank shall receive from Shaw Pittman, Attorneys at Law, an opinion which shall examine the legal aspects related to the transaction, as well as ongoing legal advice with regard to the transaction of, and the information resulting therefrom shall be to the satisfaction of the Bank. The opinion shall refer, inter alia, to the receipt of the encumbrance on the Shares, the validity thereof vis-a-vis third parties, the management and the exercise thereof, including the limitations to the sale and/or exercise of the encumbrance, and to the procedures relative to the holding of General Meetings and the distribution of dividends. The opinion shall confirm that the percentage of the financing and the amount of the financing are not in

                                22 of 28 Pages
          contravention of the laws applicable to Ampal and to the Purchasing Corporation, that there is the legal or other impediment to the Bank having the right and the possibility of preventing the Purchasing Corporation from voting at certain General Meetings of Ampal, provided that the agenda of said General Meetings shall include resolutions which, in the opinion of the Bank, are likely to have an adverse effect on the quality and/or the value of the collateral.

          You shall provide us, as immediately as possible, with all of the data, documents and information which shall be required by the aforementioned law firm for the purpose of provision of the aforementioned opinion and legal advice to the Bank. The fees of the aforementioned law firm shall be borne and paid by you, and you hereby agree and attest by your signature on this document to bear and pay the aforementioned fees up to the amount of $30,000. The aforementioned law firm shall issue invoices in the name of the Purchasing Corporation, and said invoices shall be paid by you. To preclude all doubt, the aforementioned amounts shall not be refunded to you in light of that stated above and below, Bank Leumi Le-Israel B.M. does not make the credits available to you and/or to the Purchasing Corporation. It is hereby clarified that the Bank shall honor any expenses in connection with the transaction which shall be paid by means of the account of the Purchasing Corporation at the Bank, only if you shall have deposited in advance, in favor of the account of the Purchasing Corporation, funds in the amount required for the coverage of the aforementioned expenses.

     5.5 The Bank shall receive a certificate from Ampal's accountant, pursuant to which, as at the end of the fiscal year relative to Ampal and ended on December 31, 2001, Ampal shall have paid all of its debts to the holders of the Preferred Stock in connection with the payment of dividends, in full, and that, as at the aforementioned date, there are no arrears in respect of the payment of dividends to the holders of the Preferred Stock.

     5.6 We shall receive from yourselves clarifications in writing with regard to the fundamental principles of the taxation applicable to the distribution of dividends by Ampal to the Purchasing Corporation.

     5.7 It is hereby clarified that approval has been given in principle for the making available of the credits by the competent entities at the Bank. At the same time, it is possible that, in light of all of the data and the additional information which shall be received as set forth in this document, it shall be necessary to produce additional approvals. To preclude all doubt, it is hereby clarified that said entities are likely to refrain from approving the making available of the credits, in whole or in part, or to approve them as set forth above subject to various and/or additional stipulations and/or collateral and/or undertakings.

          There shall be no legal impediment whatsoever (both pursuant to the laws of the State of Israel and pursuant to the laws applicable to Ampal) to the making available of the credits, the receipt of the

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


          collateral and the undertakings, and the management and exercise thereof, and there shall be no change for the worse in the restrictions applicable to Bank Leumi Le-Israel B.M., including any change in the policy of the Bank of Israel or any amendment to any Legal Provisions which exist or to any Legal Provisions which do not exist as at the date of signature of this document, with regard to credits (including the imposition of a volume requirement with regard to credits) or with regard to the aforementioned collateral. The term "Legal Provisions" shall refer to any provision of any law legislation, as well as to provisions stipulated by the Bank of Israel and by any other authority, whether or not said provisions are legally valid - inclusive of agreements between Bank Leumi Le-Israel B.M. and the Bank of Israel or any other authority as set forth above.

     5.8 No event shall take place and no circumstances shall prevail - whether concerning you personally or with regard to the Purchasing Corporation and/or Ampal and/or other corporations under your control - which, according to the credit documents customarily used at Bank Leumi Le-Israel B.M., confer upon Bank Leumi Le-Israel B.M. the right to demand immediate payment of the credits.

     5.9 The relations as set forth in Appendix 5.10 to this document shall apply.

     5.10 You shall sign a financing agreement and all of the other credit documents, collateral documents, undertakings and other documents which shall be required in the opinion of Bank Leumi Le-Israel B.M. and which shall be according to the terms and the wording which shall be acceptable to Bank Leumi Le-Israel B.M., and, in addition, you shall provide us, to our full satisfaction, with all of the permits, agreements, certificates and opinions which shall be necessary, in the opinion of the Bank, for the provisions of the credits, the creation of the collateral and granting of priority to Bank Leumi Le-Israel B.M. over third parties in respect thereto, as well as the provision of the undertakings.

          Without derogating from the generality of the set forth above, it is hereby emphasized that the aforementioned financing agreement shall include, inter alia, sections with regard to the demand for immediate repayment, as is customary at the Bank in transactions of this kind, and a mechanism as set forth in Appendix 5.10 below.

6.   General

     6.1 Our consent in principle to the making available of the credits is subject to the receipt of this document, signed by you, by the Purchasing Corporation and by the Other Shareholders, and the receipt of all of the documents set forth in Sections 5.1, 5.2, 5.3 (except for 5.3.2 and 5.3.3), the purchasing agreement and the incorporation documents of Ampal and of the Purchasing Corporation, by and no later than March 21, 2002.

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


     6.2 Obviously, all of the credit shall be made available only if all of the conditions as set forth in Section 5 above, and provided that the credits shall be made available by and no later than April 10, 2002. The Bank shall be prepared to extend this deadline to May 31, 2002, provided that a commission of undertaking, in cash, shall be paid to the Bank in respect of the period between April 10, 2002 and the date on which the credits shall be made available or May 31, 2002, whichever is earlier. The commission shall be paid on each of the following dates: April 1, 2002 and May 1, 2002, for a period of one month in advance, and shall be at the rate of 0.25% per year
          (flat) of the amount of $77.9 million. On the date on which the credits are made available, a settlement of accounts shall take place with regard to the commission of undertaking, according to the actual number of days in respect of which you shall be required to pay the commission of undertaking as set forth above. It is agreed that in the event that the credits will be provided after March 31, 2002 then the commission of undertaking at the above rate shall be paid to the bank for the period between April 1, 2002 until the date of the actual providing of the credits.

     6.3 The aforementioned particulars, as provided to you, do not and shall not constitute the imposition of any duty or liability whatsoever upon Bank Leumi Le-Israel B.M. or the employees thereof.

     6.4 Subject to the obligations of the Purchasing Corporation to present documents by any law, this document shall not be shown to any third party whatsoever without having obtained our consent thereto in advance and in writing.

     6.5 This document does not confer any rights on any third party whatsoever.

     6.6 This document replaces that set forth in our letters to you dated January 29, 2001 and March 13, 2002, and March 14, 2002, and any previous drafts for this letter which have been exchanged between us.


Very truly yours,

Bank Leumi Le-Israel B.M.

We the undersigned, jointly and severally, agree to that set forth in this document and undertake to act in accordance therewith.


------------------------------------------------------------------------
Yossi Maiman                                  Y.M. Noy Investments Ltd.


------------------------------------------------------------------------
Ohad Maiman                                   Noa Maiman

                                25 of 28 Pages

                                 Appendix 5.10

1.   In this Appendix:

"A" shall refer to:           the unsettled balance of the credit which shall
                              have been made available pursuant to Section
                              1.3.1 of this document, as said amount shall be at any time.

"C" shall refer to:           the product of the percentage of ownership of
                              the Purchasing Corporation in the effective share capital of Ampal (in dilution, in case of the exercise of the Preferred Stock of Ampal to Class A shares and the exercise of all of the options issued by Ampal to its employees, as such options shall exist at the time, with the exception of the Remaining Options as defined in this document) as this shall be at any time, times the equity capital of Ampal as reflected in the Financial Statements most recently published by Ampal prior to the date in question.

"D" shall refer to:           the product of the number of Purchased Shares,
                              as this term is defined below, as these shall be at any time, times the NASDAQ closing price per Ampal Class A share on the date in question.

the "Purchased Shares"
shall refer to:               the Shares, as this term is defined in this
                              document, and/or Ampal shares which shall be distributed and/or issued in their stead, plus the Ampal shares which shall be distributed and/or issued in respect of the Shares and/or the shares in their stead as set forth above, as these shall be as at the Relevant Date of Record or as at the date of repayment of the credits, whichever is relevant.

"R1" shall be equivalent to:  0.32.

"R2" shall be equivalent to:  0.42.


2. An additional condition for the making available of the credits pursuant to this document, or any part thereof, is that, prior to making available thereof, the following ratios shall cumulatively apply:

     2.1  The ratio between A and C shall not exceed 0.3.

     2.2  The ratio between A and D shall not exceed 0.4.

3. At any time up to the full and final repayment of all of the unsettled balance of the credits, the following ratios shall cumulatively apply. Failure to comply with either of said ratios shall entitle the Bank to immediately payment of the credits pursuant to this document, in whole or in part:

     3.1  The ratio between A and C shall not exceed R1.

                                26 of 28 Pages

     3.2  The ratio between A and D shall not exceed R2.

     Notwithstanding that stated above, in the event of a deviation of up to 15% in either other ratios set forth in Section 3 above (hereinafter: the "Deviation from the Ratio"), the Bank shall not be entitled to demand immediate repayment of the credits or any part thereof in respect of failure to comply with one or more of the aforementioned ratios, in whole or in part, provided that the guarantee given by Yossi Maiman to the Bank as set forth in Section 4.5 above shall also serve to secure the amount, on account of the principal of the credit as set forth in Section 1.3.1 of this document which, when deducted - for the sole purpose of the calculation of the ratios as set forth in Section 3 above - from the unsettled balance of the credit as set forth above, shall result in compliance with the aforementioned ratios. The guarantee shall also serve to secure the aforementioned amount, starting from the Date of Occurrence of the Deviation from the Ratio, and shall remain in force until the Date of Remedy of the Deviation from the Ratio or until the date of final repayment of the credit, whichever is earlier.

     In this section: "the Date of Occurrence of the Deviation from the Ratio" shall refer - for the purposes of subsection 3.1 above - to the date of publication of the financial statements of Ampal, pursuant to which the Deviation from the Ratio shall initially have arisen, and - for the purposes of subsection 3.2 above - to the 10th consecutive NASDAQ trading day with regard to which, according to the NASDAQ closing price per Ampal Class A share on that day and on each of the nine previous consecutive trading days, the Deviation from the Ratio shall have existed.

     In this section: "the Date of Remedy of the Deviation from the Ratio" shall refer - for the purposes of subsection 3.1 above - to the date of publication of the financial statements of Ampal, pursuant to which the ratio set forth in this subsection shall have been restored, and - for the purposes of subsection 3.2 above - compliance, for 10 consecutive NASDAQ trading days for Ampal Class A shares, with the ratio set forth in this subsection.

     To preclude all doubt, it is hereby clarified that that stated above does not and shall not derogate from the Bank's right to demand immediate repayment in respect of the credits, in whole or in part, in any case in which, in addition to the Deviation from the Ratio, an event or other circumstances took place which, pursuant to this document or to the financing agreement or to any of the document signed in connection with the credits, shall confer upon the Bank the right to do so, including, and without derogating from the generality of that set forth above, a deviation of more than 15% from one or more of the ratios set forth in said Section 3. To preclude all doubt, with regard to the ratio set forth in Section 3.2 above, it is enough for such a deviation to have taken place, according to the NASDAQ closing price per Ampal Class A share, on five consecutive trading days.

                                27 of 28 Pages

     I represent that the foregoing is a fair and accurate English translation of the original Hebrew language Term Sheet dated as of April 9, 2002, among Bank Leumi le-Israel B.M., Yosef A. Maiman, Y.M. Noy Investments Ltd., Ohad Maiman and Noa Maiman.


                                                By: /s/ Yosef A. Maiman
                                                    -------------------------
                                                    Name:  Yosef A. Maiman
                                                    Title: Y.M. Noy Chairman of
                                                    the Board of Directors











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